Exhibit (a)(5)(B)

Acquisition of SuccessFactors

Investor and Press Conference Call

December 3, 2011

Bill McDermott

Jim Hagemann Snabe

Vishal Sikka

Werner Brandt

Lars Dalgaard

STRICTLY CONFIDENTIAL

SAP Investor Relations

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

STEFAN GRUBER

Good evening or good afternoon, this is Stefan Gruber, Head of Investor Relations at SAP AG. Thank you for joining us to discuss today’s announcement of SAP’s acquisition of SuccessFactors. I am joined by SAP Co-CEOs Bill McDermott and Jim Hagemann Snabe, by SAP CFO Werner Brandt, by SAP Executive Board Member Vishal Sikka and Lars Dalgaard, Founder and CEO of SuccessFactors.

Before we begin the call I will read a few preliminary legal notices.

The tender offer for shares of SuccessFactors described in this conference call and the press release has not yet commenced. The press release we issued earlier today is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer commences, SAP will file a tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) with the U.S. Securities

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

and Exchange Commission (SEC) and SuccessFactors will file with the SEC a solicitation/recommendation statement with respect to the offer. Stockholders of SuccessFactors are strongly advised to read the tender offer statement and the related solicitation/recommendation statement, because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer statement and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of SuccessFactors at no expense to them. These documents will be available at no charge on the SEC’s web site at http://www.sec.gov.

This call may include forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

SuccessFactors, its key executives and its employees within SAP following the closing of the transaction. Actual events or results may differ materially from those described in the release and in this call due to a number of risks and uncertainties detailed in documents filed or furnished by SuccessFactors and SAP with the SEC, including those discussed in SuccessFactors’ quarterly report on Form 10-Q for the quarter ended September 30, 2011, and SAP’s annual report on Form 20-F as well as the press release issued today, each of which is on file with the SEC and available at the SEC’s website. Neither SAP nor SuccessFactors is obligated to update these forward-looking statements to reflect events or circumstances after today’s call.

Before turning it over to our speakers, let me say that we will be keeping the conference call to about 30 minutes. Also, I would like to ask you to limit your questions to the acquisition announcement we’ve made today.

Let me now turn the call over to Bill McDermott.

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

BILL McDERMOTT

Thank you, Stefan and thank you for joining us on today’s call.

We are pleased to announce a bold step forward in achieving our cloud aspirations with our intent to acquire SuccessFactors. This is a strategic move for SAP, for SuccessFactors, our customers and the entire cloud.

The cloud is a key pillar of SAP’s growth strategy. This move will significantly accelerate the momentum we already have as a provider of cloud applications, platform and infrastructure. It also allows us to exceed our 2015 target of €20 billion while staying committed to a 35% operating margin.

With the addition of SuccessFactors to our portfolio, we will gain immediate strength and leadership presence in the fast-growing segment of cloud-based applications for people and talent management – a top priority for CEOs globally. The combination of SuccessFactors and SAP will create a cloud powerhouse.

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

According to Gartner HCM products are expected to reach $10 billion by 2015. Talent Management alone is expected to reach $4.5 billion – with 75% of available solutions expected to be cloud-based. This market is just at its beginning.

SuccessFactors gives us the number one Human Capital Management solution in the cloud. The company has grown by more than 50 percent in the first 9 months of the year. Together with SuccessFactors’ widely respected team and its deep experience in building and bringing to market scalable cloud solutions we see tremendous upside to create new business opportunities:

•	SuccessFactors already has 15 million subscription users at companies of all sizes. The largest CRM on demand company only has 3 million.

•	SuccessFactors has proven deployments in SAP environments in diverse industries. Take Siemens as an example of the potential: They use the web-based business software for their 420,000 employees.

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

•	SuccessFactors has a very loyal customer base. It generates 60 percent of its revenue from its existing customer base.

•	90 percent of its growth is organic, proving SuccessFactors’ power to innovate and scale.

•	SuccessFactors’ has a broad global footprint. Its solutions are deployed by businesses in more than 60 industries and in all major markets worldwide.

•	Our customers currently only make up 14% of SuccessFactors’ customer base leaving tremendous potential upside for the more than 500 million employees of SAP’s customers.

•	The combination of SuccessFactors’ strong cloud go to market capabilities with our leading enterprise software sales force creates an unbeatable force.

SuccessFactors’ leadership in cloud-based HCM applications is a credit to its team of cloud professionals. According to analysts, the company’s annual revenue is expected to approach $400 million in 2012. They not only are succeeding

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

across the globe in delivering innovative technology for the cloud – they truly understand the go-to-market dynamics in the fast evolving cloud space and are one of the fastest-growing cloud companies based on 10 years of on-demand expertise.

We are very excited to welcome Lars and his team to SAP. They will provide leadership and expertise to accelerate our cloud strategy.

Let me conclude my remarks by stating that the SAP growth strategy is firing on all cylinders. While our growth remains primarily organic, where we can innovate better and faster for our customers through acquisition and lead in a category consistent with our strategy, we take action – in this case to become a new cloud powerhouse.

We are resolute in our commitment to our mutual customers, partners and employees and are accelerating our momentum as an amazing growth company.

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

Over to you Jim.

JIM HAGEMANN SNABE

Thank you Bill and welcome everybody.

We always said that we would drive growth through innovation and seek acquisitions to accelerate our pace to the future. Our strategy focuses on innovation in four categories: our core business, in-memory, mobile and the cloud.

Because of our focus on innovation, we are the leader today in three of these categories:

•

In the core, where SAP helps companies in 24 industries most effectively manage their resources, we are accelerating our leadership by delivering new innovations every quarter and have extended maintenance of our flagship business suite to 2020.

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

•

In mobile, where we bring enterprise solutions to users anytime and anywhere in a secure fashion, we have delivered 40 mobile applications this year and our partners have built more than 100 using the Sybase Unwired Platform.

•

And with in-memory, our next generation architecture that allows companies to analyze big data at the speed of thought and to instantly react to changes, we are one and a half years ahead of the competition. HANA is revolutionizing the industry because it is the only pure in-memory based infrastructure available.

Our existing powerful cloud innovations combined with SuccessFactors’ solutions will also allow us to lead in the cloud:

With SAP Business ByDesign, we offer the most modern and complete cloud suite in the market. ByDesign addresses mid-sized companies who want to run their entire business in the cloud. We are getting excellent feedback from both customers and analysts on the functionality of ByDesign and will reach our goal of 1000 customers by the end of the year.

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

In addition much of the cloud market today is a line of business market. These solutions focus on targeted functionalities and very specific business-users. While companies appreciate the simplicity of focused cloud solutions, they increasingly require integration with their core on premise applications. They realize that in a world of hybrid solutions, they will get most value when they integrate on premise, cloud and mobile.

That is where SAP comes in with the acquisition of SuccessFactors. We will be the only company that can offer end-to-end processes integrating world-class line of business cloud offerings with the most respected on premise solutions available.

SuccessFactors also gives us the strength a leader in the cloud space with 10 years of experience. Their leadership and expertise will complement and accelerate our line of business

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

cloud offerings like Sales on Demand, Travel and Expense Management on Demand, and Sourcing on Demand. The addressable market for cloud solutions will be €22 billion by 2015. Together with SuccessFactors we are in a perfect position to win in this market.

Let me reiterate what Bill said: We are excited to welcome Lars and his team to SAP. We will ask Lars to lead our cloud business in addition to his responsibility as CEO of SuccessFactors. SuccessFactors will remain independent and be named “SuccessFactors, an SAP company.” The chairman of our supervisory board, Hasso Plattner, recommended that Lars Dalgaard be appointed to the executive board of SAP.

Let me now turn it over to Vishal.

Thanks Jim,

Success Factors helps us dramatically accelerate our cloud strategy. Our emerging architecture - with HANA at its core as

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

the full data layer and both - the Business ByDesign based application platform for core applications and our Java platform as a service for EDGE applications – are leveraging HANA and mobility fits perfectly with SucessFactors.

One thing we are particularly excited about which Lars told me when we met, is the amazing analytics that Success Factors has and with HANA we can simply revolutionize this important area, just as HANA is already doing this at our existing customers.

Success Factors already integrates with our core applications at many customers including major ones like Hilti, Siemens, or Procter and Gamble seamlessly. So we are very excited about bringing together our companies to not only change the game in cloud computing but leading the future of enterprise computing.

And with that I will hand it over to Werner.

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

WERNER BRANDT

Thank you, Vishal.

SAP is buying a strong business. SuccessFactors is the leader in their area of solutions. And from a revenue perspective they are growing at rates faster than the key players in their segment.

The transaction is expected to close in the first quarter of 2012 and be slightly dilutive to SAP’s earnings per share in 2012 on a non-IFRS adjusted basis and accretive thereafter. We expect the combination to deliver synergies through revenue enhancements driven by significantly increased go-to-market expertise, development capabilities for our cloud portfolio, and the realization of cost efficiencies. With SuccessFactors we will be able to exceed our 2015 objective of €20 billion in revenue while keeping our promise to deliver a 35% non-IFRS operating margin.

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

Details of the tender offer can be found in the press release issued today, and the complete offer documents in accordance with U.S. law will be submitted, together with further details of the offer, to the U.S. Securities and Exchange Commission.

Following the close of the offer, our primary focus will be to drive merger-related revenue and cost synergies.

Now we will have comments from Lars.

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

LARS DALGAARD

Thank you, Werner, Vishal, Jim, and Bill.

This is an incredibly exciting day for SuccessFactors, for our customers, our partners and our employees. Over the last 10 years, we’ve built one of the largest Cloud Business Application companies in the world and we have been one of the fastest growing companies on the planet. As Bill, Jim and Werner mentioned, we have deep domain expertise in building, selling and implementing cloud applications as evidenced by our 16 public quarters of meeting or beating growth expectations.

Our cloud applications and platform are in use by over 15 million subscribers at some of the largest, and smallest, companies in the world. We believe that is the most Enterprise Paying Users of any business cloud application company. But SuccessFactors not only has found the way to operate the cloud for the largest companies, we have also implemented more products by customer on average than any cloud

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

company. And finally we have understood how to innovate for growth, by generating 80% of new sales from products that didn’t exist just 5 years ago.

This ability to scale to any size company in the cloud - building, selling and deploying multiple products - is the DNA with which we will accelerate SuccessFactors core and all of SAP’s very impressive cloud assets from their deep heritage of driving business applications at 176,000 companies worldwide.

I can tell you that the world is ready for enterprise applications in the cloud. People want cloud. We’ve been doing this for 10 years and the cloud revolution is only just hitting its tipping point. NOW is the time to take this game to the next level. With SAP, we can bring the incredible value of enterprise cloud applications to all businesses. We feel like we are able to shorten our total roadmap by 10 years. We can’t wait to bring all these opportunities to our customers and the rest of the world.

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

Our customers are using our applications to change how they execute their business. Together with SAP, we can accelerate and deliver new innovations in a way that will be even more game changing.

I have had the opportunity to spend time with the SAP senior management team. They share our cloud vision, they have a similar culture of excellence and customer-centricity to us and they have a shared vision for how big and disruptive this opportunity is.

We’ve had an incredible ride the past 10 years, but we’re only getting started and the opportunity is still just emerging. Our mission is to improve how every company in the world gets work done and drive people’s love for their work. And we just got the biggest turbo-boost for that mission. With SAP, we, our employees and our partners, have the opportunity to transform the business software market, deliver the power of the cloud to customers all over the world, and create new innovations that customers and users are going to love.

SAP Investor Relations – Acquisition of SuccessFactors – December 3, 2011

Whether using HANA to make all of our applications faster, or massively expanding our payroll and system of record cloud product, or driving workforce analytics and many more applications - this is an irresistible opportunity, that we can’t wait to help lead aggressively.

It has been overwhelming how the people I work with have gone from being 100% motivated and excited to even more fired-up. My favorite executive e-mail back to me was simply: WOW WOW WOW.

With that I’ll turn it back over to Stefan for questions.

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